UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 000-27974

CIMATRON LIMITED
(Translation of registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On September 10, 2013, Cimatron Limited (“we,” “us” or the “Company”) held our 2013 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on nine proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on August 1, 2013. The results of the votes of our ordinary shares on the proposals, as conducted at the Meeting, based on the presence in person or by proxy of holders of 3,101,286 (33.13%, as of the record date for the Meeting) of our outstanding ordinary shares, are described below:

Proposal: 1: Approval of the Cimatron Compensation Policy, in the form presented to the shareholders.

For	Against	Abstain
2,795,167	247,504	58,615

Proposal 2: Election of Yossi Ben Shalom as a director of the Company until the next annual general meeting of the Company and until his successor is duly elected.

For	Against	Abstain
3,019,735	61,629	19,922

Proposal 3: Election of William F. Gibbs as a director of the Company until the next annual general meeting of the Company and until his successor is duly elected:

For	Against	Abstain
3,015,352	65,711	20,223

Proposal 4: Election of David Golan as a director of the Company until the next annual general meeting of the Company and until his successor is duly elected:

For	Against	Abstain
3,022,798	58,966	19,522

Proposal 5: Election of Dan Haran as a director of the Company until the next annual general meeting of the Company and until his successor is duly elected:

For	Against	Abstain
3,021,022	61,431	18,833

Proposal 6: Approval of the compensation of Mr. Yossi Ben-Shalom as a director of the Company, in accordance with the following terms: (a) an annual fee of approximately $9,300 and a fee of approximately $470 per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, which amounts are linked to the Israeli consumer price index, and (b) the grant of 48,000 ordinary shares of the Company, for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years, such that the Company's right to repurchase the shares for no consideration shall lapse with respect to 33.33% of the shares on the first anniversary of the grant date and with respect to 8.3325% of the shares for each quarter of continuous engagement as a director thereafter:

For	Against	Abstain
2,960,545	111,373	29,368

Proposal 7:  Approval of (a) the execution and delivery of an amendment to the employment agreement, by and between the Company and the Company's President and Chief Executive Officer, Dan Haran, with respect to Mr. Haran’s annual bonus, in the form presented to the shareholders and attached hereto as Annex B to the Proxy Statement, and (b) the grant of 72,000 ordinary shares of the Company to Dan Haran, for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years, such that the Company's right to repurchase the shares for no consideration shall lapse with respect to 33.33% of the shares on the first anniversary of the grant date and with respect to 8.3325% of the shares for each quarter of continuous engagement as CEO of the Company thereafter:

For	Against	Abstain
2,929,574	146,914	24,798

Proposal 8: Approval of the grant of 30,000 ordinary shares of the Company to William F. Gibbs, for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years, such that the Company's right to repurchase the shares for no consideration shall lapse with respect to 33.33% of the shares on the first anniversary of the grant date and with respect to 8.3325% of the shares for each quarter of continuous engagement as an employee of the Company thereafter:

For	Against	Abstain
2,894,510	123,479	83,297

Proposal 9: Re-appointment of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International), as our independent auditors for the year ending December 31, 2013 and until our next annual general meeting of shareholders, and the authorization of our Board (upon recommendation of our audit committee of the Board) to fix their remuneration:

For	Against	Abstain
3,016,363	46,593	38,330

Based on the above results and the majority requirements achieved under the Companies Law and our Articles of Association (including, in the case of Proposals 1 and 7, the special majority required by the Companies Law), each of the above proposals was approved at the Meeting.

The contents of this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3, File Numbers 333-161781 and 333-189764, filed with the SEC on September 8, 2009 and July 2, 2013, respectively, and in the Company’s Registration Statements on Form S-8, File Numbers Nos. 333-12458, 333-140809 and 333-190468, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED
Dated: September 11, 2013	By:	/s/ Ilan Erez
	Name:	Ilan Erez
	Title:	Chief Financial Officer